UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Linn Energy, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

536020100

(CUSIP Number)

Candice J. Wells

600 Travis Street, Suite 5100, Houston, Texas 77002

Telephone: (281) 840-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons I.R.S. Identification Nos. of Above Persons (entities only). LinnCo, LLC (45-5166623)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 128,544,174 units (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 128,544,174 units (1)
(11)	Aggregate amount beneficially owned by each reporting person 128,544,174 units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 36% (2)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	The voting and dispositive power of LinnCo, LLC (“LinnCo”) is limited by its limited liability company agreement, which provides that LinnCo will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote units representing limited liability company membership interests in the Issuer (“Units”) that it holds in the same manner as its shareholders vote (or refrain from voting) their common shares representing limited liability company interests in LinnCo (“LinnCo shares”).
(2)	Based on 355,228,188 Units outstanding (including unvested restricted units) as of March 18, 2016.

This Amendment No. 1 amends and supplements the Schedule 13D first filed February 24, 2014 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”), and is being filed by LinnCo with respect to Units of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as amended.

Item 2. Identity and Background.

Schedule A is amended and restated in its entirety as attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented with the following:

On March 22, 2016, the board of directors of LinnCo approved the offer to exchange for each outstanding Unit validly tendered and not validly withdrawn in the offer, one LinnCo share (the “Exchange Offer”). LinnCo estimates that the total amount of cash required to complete the Exchange Offer will be approximately $800,000, which consists of transaction fees and expenses associated with the Exchange Offer. The offer is not conditioned upon any financing arrangements or contingencies.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On March 22, 2016, LinnCo commenced the Exchange Offer. The purpose of the Exchange Offer is to permit holders of Units to maintain their economic interest in the Issuer through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow unitholders of the Issuer to avoid future allocations of taxable income and loss, including cancellation of indebtedness income (“CODI”), that could result from future debt restructurings or other strategic transactions by the Issuer. Because the Issuer is treated as a partnership for federal and all relevant state income tax purposes, all items of income, gain, loss, deduction and credit of the Issuer are treated as items of income, gain, loss, deduction and credit allocated directly to unitholders of the Issuer and reported on such unitholders’ separate returns. LinnCo is treated as a corporation for federal and all relevant state income tax purposes and all items of income, gain, loss, deduction and credit of LinnCo are reported on LinnCo’s separate income tax return and are not allocated to LinnCo’s shareholders. As a result, unitholders of the Issuer generally benefit from owning Units when there is income and profits at the Issuer because such income and profits are not taxed at a corporate level and all of the Issuer’s deductions are allocated directly to unitholders of the Issuer, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what the Issuer is currently experiencing, unitholders of the Issuer may be exposed to disadvantageous tax consequences through the ownership of Units in the event the Issuer’s debt is restructured or in the event of any other strategic transaction resulting in CODI. For example, to the extent that the Issuer realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders and reported on such unitholders’ separate returns. Conversely, to the extent such CODI is allocated to LinnCo, which is taxed as a corporation, such income would not be allocated to LinnCo’s shareholders but would instead be reported on LinnCo’s separate return.

The consummation of the Exchange Offer may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Person is the record and beneficial owner of 128,544,174 Units, which represents 36% of the outstanding Units of the Issuer, based on 355,228,188 Units outstanding (including unvested restricted units) as of March 18, 2016.

In addition, as of the date of this Schedule 13D, based on LinnCo’s review of public filings made with the SEC, certain of the Covered Individuals beneficially own the number and percentage of Units set forth in the following table:

Name of Beneficial Owner	Units Beneficially Owned	Percentage of Units Beneficially Owned
Mark E. Ellis	1,434,242	*
Arden L. Walker, Jr.	516,485	*
David B. Rottino	372,125	*
Thomas E. Emmons	90,552	*
Jamin B. McNeil	151,318	*
Candice J. Wells	54,833	*
Stephen J. Hadden	22,451	*
Michael C. Linn	40,121	*
Joseph P. McCoy	46,056	*
Terrence S. Jacobs	31,656	*
Linda M. Stephens	24,422	*

*	Less than 1% of the class beneficially owned.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in Units in the past 60 days.

Transaction Party	Date	Number of Units	Price
Mark Ellis	January 26, 2016	13,206 (units surrendered to satisfy withholding obligations) (1)	$1.1499
Thomas Emmons	January 26, 2016	2,303 (units surrendered to satisfy withholding obligations) (2)	$1.1499
Stephen Hadden	January 26, 2016	616 (units surrendered to satisfy withholding obligations) (3)	$1.1499
Terrence Jacobs	January 26, 2016	1,135 (units surrendered to satisfy withholding obligations) (4)	$1.1499
Joseph McCoy	January 26, 2016	1,135 (units surrendered to satisfy withholding obligations) (5)	$1.1499
Jamin McNeil	January 26, 2016	2,303 (units surrendered to satisfy withholding obligations) (6)	$1.1499
David Rottino	January 26, 2016	4,064 (units surrendered to satisfy withholding obligations) (7)	$1.1499
Linda Stephens	January 26, 2016	616 (units surrendered to satisfy withholding obligations) (4) 1,441 (units transferred to indirect ownership) (4)	$1.1499 for 616 units and $0.00 for 1,441 units
Arden Walker, Jr.	January 26, 2016	4,267 (units surrendered to satisfy withholding obligations) (8)	$1.1499
Candice Wells	January 26, 2016	1,298 (units surrendered to satisfy withholding obligations) (9)	$1.1499
Candice Wells	January 28, 2016	3,658 (units surrendered to satisfy withholding obligations) (10)	$1.1405
Stephen Hadden	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (11)	$1.1405

Transaction Party	Date	Number of Units	Price
Terrence Jacobs	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (4)	$1.1405
Joseph McCoy	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (12)	$1.1405
Thomas Emmons	January 28, 2016	4,700 (units surrendered to satisfy withholding obligations) (13)	$1.1405
Jamin McNeil	January 28, 2016	4,700 (units surrendered to satisfy withholding obligations) (14)	$1.1405
David Rottino	January 28, 2016	12,439 (units surrendered to satisfy withholding obligations) (15)	$1.1405
Linda Stephens	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (4) 3,134 (units transferred to indirect ownership) (4)	$1.1405 for 1,673 units and $0.00 for 3,134 units
Arden Walker, Jr.	January 28, 2016	12,439 (units surrendered to satisfy withholding obligations) (16)	$1.1405
Mark Ellis	January 28, 2016	35,933 (units surrendered to satisfy withholding obligations) (17) 167,110 (units transferred to indirect ownership) (17)	$1.1405 for 35,933 units and $0.00 for 167,110 units

(1)	As reported on a Form 4 filed with the SEC by Mr. Ellis on January 28, 2016.
(2)	As reported on a Form 4 filed with the SEC by Mr. Emmons on January 28, 2016.
(3)	As reported on a Form 4 filed with the SEC by Mr. Hadden on January 28, 2016.
(4)	Terrence Jacobs and Linda Stephens are not subject to Section 16 filing requirements with respect to Units.
(5)	As reported on a Form 4 filed with the SEC by Mr. McCoy on January 28, 2016.
(6)	As reported on a Form 4 filed with the SEC by Mr. McNeil on January 28, 2016.
(7)	As reported on a Form 4 filed with the SEC by Mr. Rottino on January 28, 2016.
(8)	As reported on a Form 4 filed with the SEC by Mr. Walker on January 28, 2016.
(9)	As reported on a Form 4 filed with the SEC by Ms. Wells on January 28, 2016.
(10)	As reported on a Form 4 filed with the SEC by Ms. Wells on February 1, 2016.
(11)	As reported on a Form 4 filed with the SEC by Mr. Hadden on February 1, 2016.
(12)	As reported on a Form 4 filed with the SEC by Mr. McCoy on February 1, 2016.
(13)	As reported on a Form 4 filed with the SEC by Mr. Emmons on February 1, 2016.
(14)	As reported on a Form 4 filed with the SEC by Mr. McNeil on February 1, 2016.
(15)	As reported on a Form 4 filed with the SEC by Mr. Rottino on February 1, 2016.
(16)	As reported on a Form 4 filed with the SEC by Mr. Walker on February 1, 2016.
(17)	As reported on a Form 4 filed with the SEC by Mr. Ellis on February 1, 2016.

[Signature Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2016

LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Information about the Reporting Persons

The name and title of the executive officers, directors and the sole voting member of the Reporting Person are set forth below. The business address of each is 600 Travis, Suite 5100, Houston, Texas 77002. The principal business of the Reporting Person is to own Units in the Issuer.

Name	Title	Principal Occupation

Linn Energy, LLC	Sole Voting Member	N/A

Mark E. Ellis	Director; Chairman, President and Chief Executive Officer	Officer of Linn Energy, LLC and LinnCo, LLC

David B. Rottino	Executive Vice President and Chief Financial Officer	Officer of Linn Energy, LLC and LinnCo, LLC

Arden L. Walker, Jr.	Executive Vice President and Chief Operating Officer	Officer of Linn Energy, LLC and LinnCo, LLC

Thomas E. Emmons	Senior Vice President - Corporate Services	Officer of Linn Energy, LLC and LinnCo, LLC

Jamin McNeil	Senior Vice President - Houston Division Operations	Officer of Linn Energy, LLC and LinnCo, LLC

Candice J. Wells	Senior Vice President, General Counsel and Corporate Secretary	Officer of Linn Energy, LLC and LinnCo, LLC

Michael C. Linn	Director	President of MCL Ventures, LLC; Founder of Linn Energy, LLC and LinnCo, LLC

Joseph P. McCoy	Director	Retired.

Terrence S. Jacobs	Director	President and Chief Executive Officer of Penneco Oil Company

Linda M. Stephens	Director	Retired.

Stephen J. Hadden	Director	Independent Consultant and Advisor